For Immediate Release

FLATWORLD ACQUISITION CORP.

FlatWorld Acquisition Corp. Announces Execution of

Agreement and Plan of Reorganization with Orchid Island Capital, Inc.

FlatWorld Acquisition Corp. Commences Tender Offer to

Purchase Up to 825,000 of its Ordinary Shares

FlatWorld to Conduct Investor Conference Call on Wednesday, August 1, 2012 at 11:00 a.m. EDT

Orchid Island Highlights

Not a Traditional REIT Model

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Orchid Island mitigates the challenges inherent in the traditional REIT model by employing two parallel strategies that together produce an all Agency RMBS portfolio which seeks to generate attractive long term returns while simultaneously attempting to protect against book value erosion stemming from increased interest rates

Experienced Management Team

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Orchid Island’s leadership team members each have an average of 8 years experience running a public REIT, and combined have 31 years of experience managing mortgage assets

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Navigated a public REIT through the financial crisis

Opportunistic Market Fundamentals

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Historically steep yield curve combined with low prepayment rates are conducive to attractive Agency RMBS returns

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Smaller size allows Orchid Island the opportunity to make selective investments in Agency RMBS

New York, NY, July 30, 2012 – FlatWorld Acquisition Corp. (“FlatWorld”) (OTCBB: FWLAF), a blank check or special purpose acquisition company, announced today that it has entered into an agreement and plan of reorganization with Orchid Island Capital, Inc. (“Orchid Island”), a specialty finance company that invests in residential mortgage-backed securities (“RMBS”).  Orchid Island is a wholly-owned subsidiary of Bimini Capital Management, Inc. (“Bimini Capital”) (OTCBB: BMNM), a mortgage real estate investment trust (“REIT”) that has been in operation since 2003.  Pursuant to the Agreement and Plan of Reorganization, entered into by and among FlatWorld, FTWA Orchid Merger Sub LLC (“Merger Sub”),  FWAC Holdings Limited (the “FlatWorld Sponsor”), Orchid Island, Bimini Capital and Bimini Advisors, LLC (“Bimini Advisors”), dated July 26, 2012 (the “Agreement and Plan of Reorganization”),  Orchid Island will merge (the “Merger” and, together with the other transactions contemplated by the Agreement and Plan of Reorganization, the “Transaction”) with and into Merger Sub, with Merger Sub continuing as the surviving entity and our wholly-owned subsidiary.  Immediately following the consummation of the Merger, FlatWorld intends to change its name to “Orchid Island Holding, Inc.” and Merger Sub will change its name to “Orchid Island Capital LLC.”

Pursuant to the Agreement and Plan of Reorganization, FlatWorld also announced today the commencement of its tender offer (the “Tender Offer”) to purchase up to 825,000 of its ordinary shares at a per-share price of $10.18.  The last reported trading price of FlatWorld’s ordinary shares on the OTC Bulletin Board on July 26, 2012 was $10.09 per share.  The Tender Offer will expire at 11:59 p.m. New York City time on Friday, August 24, 2012, unless extended by FlatWorld.

Orchid Island’s management team, led by Robert E. Cauley, its Chief Executive Officer, President and Chairman, and G. Hunter Haas, IV, its Chief Financial Officer, Secretary and Chief Investment Officer, will continue to manage the Orchid Island investment strategy and assume leadership of Orchid Island Holding, Inc. following the consummation of the Transaction.

Robert E. Cauley, Chief Executive Officer, President and Chairman of Orchid Island, said, “Bimini Capital, through the merger of Orchid Island with FlatWorld Acquisition Corp.’s wholly-owned subsidiary, has found the ideal means to bring Orchid Island into the public market.  The structure of the transaction will provide Orchid Island direct access to capital without the excessive costs of a traditional IPO.  Upon consummation of the transaction, we believe that Orchid Island will be well-positioned for continued growth and to establish its own track record as a specialty finance company.  We are excited to partner with Jeff Valenty and the FlatWorld team.”

Jeffrey A. Valenty, FlatWorld’s President, said, “FlatWorld is very pleased to be partnering with Orchid Island on this business transaction at what we believe is an ideal entry-point into a differentiated mortgage REIT investment strategy that presents a compelling investment opportunity for our public shareholders with potential for future growth in assets, protection of shareholder value and ability to achieve attractive risk-adjusted returns.  We are excited to partner with Robert Cauley and Hunter Haas.  Bob and Hunter have a strong track record of profitably investing in Agency residential mortgage backed securities and are the right team to lead Orchid Island into this next stage as a public company.”

Overview of Orchid Island

Orchid Island is a specialty finance company that invests primarily in, but is not limited to, residential mortgage-related securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corp. (Freddie Mac) and the Government National Mortgage Association (Ginnie Mae).  Its objective is to earn returns on the spread between the yield on its assets and its costs, including the interest expense on the funds it borrows.

Summary of Merger

Under the terms of the Agreement and Plan of Reorganization, pursuant to which Orchid Island will merge into a wholly-owned subsidiary of FlatWorld, Bimini Capital will be issued 141,873 shares of Class A Preferred Shares of FlatWorld (the “Preferred Shares”) convertible into 1,418,730 ordinary shares of FlatWorld (the “Merger Consideration”) valued at approximately $14.4 million.  The Merger Consideration payable to Bimini Capital is subject to adjustment, including, without limitation, an adjustment based upon the actual stockholders’ equity of Orchid Island immediately prior to the consummation of the Merger.  Upon consummation of the Merger, Bimini Capital will also contribute $1,754,281 in cash to FlatWorld.  As part of the Transaction, FlatWorld will also repurchase for $1,154,281 in cash the 573,875 ordinary shares of FlatWorld owned by the FlatWorld Sponsor, an entity controlled by the current officers and directors of FlatWorld, and issue to the FlatWorld Sponsor an additional 2,000,000 warrants, each to purchase one ordinary share at an exercise price of $9.25.  Additionally, FWC Advisors LLC, an affiliate of the FlatWorld Sponsor, will receive 10% of the outstanding membership equity interests in Bimini Advisors, which will serve as the investment manager of FlatWorld immediately following the consummation of the Transaction.  Bimini Advisors is a 90%-owned subsidiary of Bimini Capital.

The Merger is conditioned, among other things and customary closing conditions, on FlatWorld’s successful completion of the Tender Offer according to the terms set forth in the offer to purchase (“Offer to Purchase”) and related documents filed with the Securities and Exchange Commission (the “SEC”) earlier today, as discussed below and is expected to be consummated immediately thereafter.

Following the consummation of the Merger, FlatWorld intends to take all necessary action to declare a dividend to all holders of FlatWorld’s ordinary shares, consisting of, for each ordinary share, (i) cash in an amount equal to the quotient of (x) $1,000,000 divided by (y) the number of ordinary shares outstanding on the record date, which will be no later than 12 business days following the consummation of the Merger (estimated to be between $0.44 per share and $0.68 per share), and (ii) one newly-issued warrant to purchase one ordinary share at an exercise price of $9.50.  Such dividends will not be payable to any of (i) Bimini Capital, with respect to its Preferred Shares (which will not be converted prior to the record date), (ii) the FlatWorld Sponsor with respect to 573,875 ordinary shares that FlatWorld will repurchase from it in connection with the Transaction, or (iii) shareholders who validly tender and do not properly withdraw their ordinary shares in the Tender Offer.

FlatWorld intends to elect to be taxed as a REIT for U.S. federal income tax purposes effective as of January 1, 2013.  To do so, after the Merger, FlatWorld intends to seek shareholder approval to reincorporate FlatWorld from the British Virgin Islands to Maryland prior to January 1, 2013.

Commencement of Tender Offer

In connection with the Agreement and Plan of Reorganization, FlatWorld also announced today the commencement of its Tender Offer to purchase up to 825,000 of its ordinary shares at a per-share purchase price of $10.18, net to the seller in cash, without interest.  The last reported trading price of FlatWorld’s ordinary shares on the OTC Bulletin Board on July 26, 2012 was $10.09 per share. Shareholders are urged to obtain current market quotations for the ordinary shares before deciding whether to tender their ordinary shares.

FlatWorld’s Tender Offer will expire at 11:59 p.m., New York City time, on Friday, August 24, 2012, unless extended by FlatWorld.  Consistent with a condition to the Tender Offer, FlatWorld may need to extend the expiration date depending on the timing and processes of SEC staff review of the Tender Offer materials filed with the SEC.  Tenders of FlatWorld’s ordinary shares must be made prior to the expiration date, and may be withdrawn at any time prior to the expiration date.  The Tender Offer is subject to conditions and other terms set forth in the Offer to Purchase and related Tender Offer materials, which are scheduled for distribution to FlatWorld’s shareholders today.

In particular, the Tender Offer is conditioned on, among other things, FlatWorld’s reasonable judgment that the Merger is capable of being consummated contemporaneously with the Tender Offer, and no more than 825,000 ordinary shares are validly tendered and not properly withdrawn prior to the expiration date.  If more than 825,000 ordinary shares are validly tendered and not properly withdrawn, FlatWorld will terminate or extend the Tender Offer.  Accordingly, there will be no proration in the event that more than 825,000 ordinary shares are validly tendered and not properly withdrawn in the Tender Offer.  If FlatWorld terminates the Tender Offer, it will not: (i) purchase any ordinary shares pursuant to the Tender Offer or (ii) consummate the Merger with Orchid Island.

FlatWorld’s board of directors has unanimously (i) approved the making of the Tender Offer, (ii) declared the advisability of the Merger and approved the Agreement and Plan of Reorganization and the Transactions contemplated thereby, and (iii) determined that the Merger is in the best interests of the shareholders of FlatWorld and if consummated, would constitute FlatWorld’s initial business transaction pursuant to FlatWorld’s amended and restated memorandum and articles of association.  If more than 825,000 ordinary shares are tendered pursuant to the Tender Offer, FlatWorld will be unable to consummate the Merger.  FlatWorld’s board of directors therefore unanimously recommends that shareholders do not tender their ordinary shares pursuant to the Tender Offer.  If shareholders tender their ordinary shares pursuant to the Tender Offer, they will not participate in the Merger or receive the post-merger dividend of cash and a warrant.  However, shareholders must make their own decisions as to whether to tender their ordinary shares and, if so, how many ordinary shares to tender.  In doing so, shareholders should read carefully the information in the Offer to Purchase and in the “Letter of Transmittal”, which is part of the Tender Offer documents filed with the SEC and distributed to shareholders.  Shareholders should also discuss whether to tender their ordinary shares with their broker, if any, or other financial advisor.

Morrow & Co., LLC is acting as the information agent, and the depositary is Continental Stock Transfer & Trust Company.  The Offer to Purchase, the Letter of Transmittal and related documents are being prepared today for mailing to FlatWorld’s shareholders of record and will be made available for distribution to beneficial owners of FlatWorld’s ordinary shares. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers call (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell ordinary shares of FlatWorld.  The solicitation of offers to buy ordinary shares of FlatWorld will only be made pursuant to the Offer to Purchase, dated July 30, 2012 (as amended or supplemented), the Letter of Transmittal, and other related documents that FlatWorld will send to its shareholders.  The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer.  Those materials are being distributed by FlatWorld to FlatWorld’s shareholders at no expense to them.  In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

Conference Call Information

FlatWorld, Orchid Island and Bimini Capital will host a joint conference call to discuss the merger on Wednesday, August 1, 2012 at 11:00 a.m. EDT.  Interested parties may listen to the call via telephone by dialing 888-656-7422, or for international callers, 913-312-1376.  A telephone replay will be available shortly after the call and can be accessed by dialing 888-203-1112 (confirmation code: 7494189), or for international callers, 719-457-0820 (confirmation code: 7494189).  The replay will be available until August 5, 2012, at 11:59 p.m. EDT.

More Information about the Merger and Where to Find It

FlatWorld intends to file other relevant materials with the SEC in connection with the proposed Merger and Tender Offer.  The materials to be filed by FlatWorld with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  Shareholders also will be able to obtain free copies of the documents filed with the SEC from FlatWorld by directing a request to: FlatWorld Acquisition Corp., 220 East 42nd Street, 29h Floor, New York, New York 10017.

About FlatWorld

FlatWorld is a blank check or special purpose acquisition company formed as a British Virgin Islands business company with limited liability on June 25, 2010 specifically for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets.  A registration statement for FlatWorld’s initial public offering (“IPO”) was declared effective on December 9, 2010.  On December 15, 2010, FlatWorld consummated the sale of 2,200,000 units at $10.00 per unit, each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $11.00 per share, and, on January 25, 2011, consummated the sale of an additional 95,500 units pursuant to the exercise of its underwriters’ over-allotment option.  Aggregate proceeds of $23,374,786 from the IPO and the $1,500,000 raised in a concurrent private placement to the FlatWorld Sponsor were placed in a trust account pending completion of FlatWorld’s initial business transaction.

Forward-Looking Statements

Some of the statements in this release may constitute forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements relating to the proposed Transaction include, but are not limited to: statements about the benefits of the Transaction involving FlatWorld and Orchid Island, including future financial and operating results; FlatWorld’s and Orchid Island’s plans, objectives, expectations and intentions; the expected timing of completion of the Transaction; and other statements relating to the Transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the Transaction, these factors include, but are not limited to: the risk that more than 825,000 ordinary shares will be validly tendered by FlatWorld’s shareholders and not properly withdrawn prior to the expiration date of the Tender Offer, which would cause FlatWorld to be unable to consummate the proposed Transaction with Orchid Island; the risk that governmental and regulatory review of the Tender Offer documents may delay the Transaction with Orchid Island or result in the inability of the Transaction to be consummated by September 9, 2012, resulting in FlatWorld’s liquidation in accordance with its charter, if not otherwise extended, and the length of time necessary to consummate the proposed Transaction; the risk that a condition to consummation of the Merger of Orchid Island with and into Merger Sub may not be satisfied or waived; the risk that the anticipated benefits of the Transaction may not be fully realized or may take longer to realize than expected; disruption from the Transaction making it more difficult for Orchid Island to maintain relationships with lenders; or any of the factors in the “Risk Factors” section of FlatWorld’s Annual Report on Form 20-F for the year ended December 31, 2011; and the other risks identified in FlatWorld’s Report on Form 6-K filed earlier today and any statements of assumptions underlying any of the foregoing. These risks, as well as other risks associated with the Transaction, are more fully discussed in the Schedule TO that FlatWorld has filed with the SEC in connection with the Tender Offer. Additional risks and uncertainties are identified and discussed in FlatWorld’s reports filed or to be filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. If any of these risks or uncertainties materialize or if any assumptions prove incorrect, results could differ materially from those expressed by such forward-looking statements. FlatWorld undertakes and assumes no obligation, and does not intend, to update these forward-looking statements, except as required by law.

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CONTACT:

FlatWorld Acquisition Corp.

Jeffrey A. Valenty, President

(212) 796-4012